UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 8, 2023

(Commission File No. 001-39308)

CALLIDITAS THERAPEUTICS AB

(Translation of registrant’s name into English)

Kungsbron 1, D5
SE-111 22
Stockholm, Sweden
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Termination of Open Market Sale Agreement

On June 7, 2023, Calliditas Therapeutics AB (the “Company”) notified Jefferies LLC (“Jefferies”) of its decision to terminate the Open Market Sale AgreementSM, dated as of June 28, 2022, (the “Sales Agreement”) between the Company and Jefferies, effective as of June 15, 2023 (the “Termination Date”). The Sales Agreement provided for the offer and sale of the Company’s American Depositary Shares (the “ADSs”), each representing two common shares (quota value SEK 0.04 per share) (the “Common Shares”), from time to time through Jefferies as its sales agent, subject to the maximum aggregate dollar amount registered pursuant to the applicable prospectus supplement. Sales of Common Shares through Jefferies were to be made (A) in negotiated transactions with the consent of the Company or (B) by any other method permitted by law deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended, including block transaction, sales made directly on the Nasdaq Global Select Market or sales made into any other existing trading market for the Common Shares. Through the Termination Date, the Company did not sell any Common Shares under the Sales Agreement.

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which was filed as Exhibit 1.2 to the Company’s Registration Statement on Form F-3 filed with the SEC on June 28, 2022.

The information contained in this Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form F-3 (File No. 333-265881) and Form S-8 (333-240126).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALLIDITAS THERAPEUTICS AB

Date: June 8, 2023	By:	/s/ Fredrik Johansson
Fredrik Johansson Chief Financial Officer